UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INDUSTRIES INC.

(Name of Subject Company (Issuer))

CF INDUSTRIES HOLDINGS, INC.

COMPOSITE MERGER CORPORATION

(Name of Filing Persons (Offerors))

Common Shares, without par value

(Title of Class of Securities)

880915103

(CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, Illinois 60015
(847) 405-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,182,005,167	$298,177

(1)                                 Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 101,566,610 shares of Terra Industries Inc. common stock (the sum of (x) 100,105,516 shares of Terra Industries Inc. common stock outstanding as of February 25, 2010 and (y) 1,462,094 shares of Terra Industries Inc. common stock issuable upon the vesting of stock-based awards and the conversion of Terra Industries Inc. preferred stock (as reported in Terra Industries Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009 and preliminary Proxy Statement on Schedule 14A filed on February 24, 2010), less 1,000 shares of Terra Industries Inc. common stock owned by CF Composite, Inc., a wholly-owned subsidiary of CF Industries Holdings, Inc. and (ii) the average of the high and low sales prices of Terra Industries Inc. common stock as reported on the New York Stock Exchange on March 1, 2010 ($41.18).

(2)                                 The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $29,148	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Form S-4	Date Filed: March 5, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on March 5, 2010, as subsequently amended from time to time, by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), and Composite Merger Corporation, a Maryland corporation (“Composite”). This Schedule TO relates to the third party tender offer by Composite to exchange each of the issued and outstanding shares of common stock, without par value, of Terra Industries Inc., a Maryland corporation for $37.15 in cash, less any applicable withholding taxes and without interest, and 0.0953 shares of common stock, par value $0.01 per share, of CF Holdings (together with the associated preferred stock purchase rights), upon the terms and conditions set forth in (1) the prospectus/offer to exchange, dated March 5, 2010 (the “Offer to Exchange”), which is set forth as Exhibit (a)(4) hereto and (2) the related letter of transmittal (the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(A) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).  CF Holdings also filed a Registration Statement on Form S-4 on March 5, 2010, of which the Offer to Exchange forms a part.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On March 5, 2010, Terra issued a press release advising its stockholders to take no action with respect to the exchange offer.

Later on March 5, 2010, representatives of Cravath, Swaine & Moore LLP and Wachtell, Lipton, Rosen & Katz, Terra’s legal advisors, contacted a representative of Skadden Arps to discuss certain terms of the proposed CF Holdings/Terra merger agreement.

From March 5, 2010 to March 10, 2010, representatives of CF Holdings and Terra and their respective legal advisors negotiated certain terms and conditions of the proposed CF Holdings/Terra merger agreement.  On March 9, 2009, Terra’s legal advisors provided CF Holdings a form of letter that Terra would expect to receive in connection with the evaluation by the Terra board of directors of whether CF Holdings offer constituted a “superior proposal” under the terms of the Yara/Terra merger agreement.  Representatives of CF and Terra subsequently negotiated the terms of such letter.

On March 9, 2010, the CF Holdings board of directors held a meeting, together with representatives of its legal advisor, Skadden Arps, and its financial advisors, Morgan Stanley and Rothschild, to review potential changes to the terms and conditions of the proposed CF Holdings/Terra merger agreement.  Following extensive discussions and a careful review of all aspects of the transaction, the CF Holdings board of directors authorized Mr. Wilson to send a letter and an executed copy of a revised merger agreement to the Terra board of directors.

1

Early on March 10, 2010, CF Holdings delivered a letter and an executed copy of a merger agreement to Terra’s board of directors setting forth the terms and conditions of its proposal to acquire all of the outstanding shares of Terra common stock for $37.15 in cash and 0.0953 of a share of CF Holdings common stock for each Terra share.  A copy of the letter and the merger agreement are filed as Exhibit (a)(1)(G) hereto.

On March 10, 2010, Terra announced that the Terra board of directors had unanimously determined that the proposal submitted by CF Holdings constituted a “superior proposal” under the terms of the Yara/Terra merger agreement and that in accordance with the terms of the Yara/Terra merger agreement, Terra provided notice to Yara of its intention to terminate the Yara/Terra merger  agreement subject to Yara’s right to propose, within five business days, changes to the terms of the Yara/Terra merger agreement that make it at least as favorable to Terra stockholders as the CF Holdings offer.

If Terra executes and delivers to CF Holding the merger agreement referenced in Mr. Wilson’s letter of March 10, 2010 by 11:59 p.m., New York City time, on March 19, 2010, such Merger Agreement will be deemed to satisfy the “CF Holdings/Terra Merger Agreement Condition” set forth in this prospectus/offer to exchange.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On March 10, 2010, CF Holdings entered into replacement financing commitments with Morgan Stanley Senior Funding, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., which, among other things, extend the date by which the exchange offer must be consummated to July 31, 2010.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(G)                          Letter and Form of Agreement and Plan of Merger, among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc.

(a)(5)(B)                          CF Holdings press release, dated March 10, 2010 (incorporated by reference to CF Holdings Rule 425 Filing on March 10, 2010).

Item 12 of the Schedule TO is hereby amended by deleting the existing Exhibit (d) and substituting the following:

(d)                                                         Commitment Letter, dated March 10, 2010, among CF Industries Holdings, Inc., Morgan Stanley Senior Funding, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

COMPOSITE MERGER CORPORATION

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President and Secretary

Date: March 10, 2010

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(F)	Form of Agreement and Plan of Merger, among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc.*
(a)(1)(G)	Letter and Form of Agreement and Plan of Merger, among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc.
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange*
(a)(5)(A)	CF Holdings press release, dated March 5, 2010*
(a)(5)(B)	CF Holdings press release, dated March 10, 2010**
(b)	Not applicable
(d)	Commitment Letter, dated March 10, 2010, among CF Industries Holdings, Inc., Morgan Stanley Senior Funding, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters*

*	Previously filed
**	Incorporated by Reference to the CF Holdings Rule 425 Filing on March 10, 2010